Filed by CMC Materials, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: CMC Materials, Inc.
Commission File No.: 000-30205
Date: January 7, 2022

This filing relates to the proposed merger of CMC Materials, Inc., a Delaware Corporation (“CMC”), with Yosemite Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Entegris, Inc., a Delaware corporation (“Entegris”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 14, 2021, by and among CMC, Entegris and Merger Sub.

ADDITIONAL COMPENSATION AND BENEFITS FAQ’S FOR CMC EMPLOYEES (1/7/2022)

What happens to my compensation and benefits before and after the transaction with Entegris?

Until the transaction closes, CMC Materials (“CMC”) and Entegris will continue to operate as independent companies. You will continue to be paid and receive benefits as usual.

For a period of one year after the closing date, Entegris has agreed that each CMC employee who remains employed will be provided with the following:

•	base pay or wages that are at least equal to the base pay or wages provided to the employee immediately prior to the closing;

•
target cash incentive opportunities and target long-term incentive opportunities, as applicable, that are each no less favorable than the target cash incentive opportunities and target long-term incentive opportunities provided to the employee immediately prior to the closing;

•	health and welfare benefits that are no less favorable in the aggregate than those provided to the employee immediately prior to the closing;

•	retirement benefits that are no less favorable than those provided to the employee immediately prior to the closing; and

•
severance benefits in accordance with the terms of, and that are no less favorable than, the severance benefits applicable to the employee immediately prior to the closing (subject to a release of claims).

CMC and Entegris will work together in the coming months to provide a smooth transition and integration process after the closing, including with respect to compensation and benefits.  Please note that the foregoing is not a guarantee of compensation, benefits or employment.

Will my service with CMC be counted for purposes of any Entegris benefit plans that I am eligible to participate in following the closing of the transaction?

Entegris will recognize an employee’s service with CMC as recognized by CMC prior to the closing, except if such recognition would result in a duplication of benefits for the same period of service.

What will happen to my ability to earn a cash bonus under the CMC Short Term Incentive Program? How will fiscal year 2022 bonuses be calculated?

The CMC Short Term Incentive Program (the “STIP”) will remain in place until the transaction closes.  If the closing occurs on or after August 15, 2022, then prior to the closing, our CMC Compensation Committee may determine the level of achievement of the fiscal year 2022 bonus performance goals based on actual performance levels for the fiscal year (or annualized for the fiscal year).  In that case, this STIP bonus will be paid on the earlier of the date CMC usually pays STIP bonuses (on or about December 15, 2022) and the closing date.

If the closing occurs prior to August 15, 2022 and your employment is terminated under circumstances that entitle you to severance prior to the date on which fiscal year 2022 STIP bonuses are paid, you will be entitled to receive a fiscal year 2022 STIP bonus, calculated based on the greater of target and actual performance levels (as determined by our CMC Compensation Committee prior to the closing) through the closing date (or annualized for the fiscal year) and subject to your execution and non-revocation of a release of claims.  If your date of termination occurs prior to August 15, 2022, such 2022 bonus will be prorated based on the number of days you worked during fiscal year 2022 (i.e., from October 1, 2021 through the date of your termination of employment); no proration will apply to the fiscal 2022 STIP bonus if your date of termination occurs on or after August 15, 2022.

If the closing occurs in fiscal year 2023, we will provide additional information as to the treatment of the fiscal year 2023 STIP, including the determination of achievement of performance goals, payments and the treatment upon a severance qualifying termination of employment.

As we note above, for a period of one year after the transaction closes, Entegris has agreed to provide each CMC employee with target cash incentive opportunities and target long-term incentive opportunities, as applicable, that are each no less favorable than the target cash incentive opportunities and target long-term incentive opportunities provided to such employee immediately prior to the closing.

Illustrative Examples

The following examples are for illustrative purposes only and based on a number of assumptions that may or may not actually occur or be accurate on the relevant date, and do not reflect any tax or other required withholdings that may become due.  As a result, these examples and the numbers and assumptions used within them should not be relied upon for any purpose and CMC and Entegris make no representation or warranty as to their accuracy.  In the event of any conflict between this summary (including these examples) and the underlying transaction or benefits documents, the underlying documents will govern.

Example 1: The transaction closes on September 1, 2022 and your employment is not terminated

Prior to the closing, the CMC Compensation Committee will determine the level of achievement of the fiscal year 2022 STIP performance goals based on actual performance levels through the September 1, 2022 closing date.  Your fiscal year 2022 STIP bonus will be paid to you immediately prior to the closing based on actual performance levels through the closing date.

Example 2: The transaction closes on September 1, 2022 and you experience a severance qualifying termination on October 15, 2022

In this circumstance, your fiscal year 2022 STIP bonus will be paid as described above in example 1.  Because your severance qualifying termination of employment occurred after August 15, 2022, no proration will apply and you will receive your full fiscal year 2022 STIP bonus immediately prior to the closing, based on actual performance levels through the September 1, 2022 closing date.

If the closing of the transaction is expected to occur prior to August 15, 2022, we will provide additional illustrative examples to show how fiscal year 2022 STIP bonuses will be treated, including in the event of a severance qualifying termination, consistent with the question entitled “What will happen to my ability to earn a cash bonus under the CMC Short Term Incentive Program? How will fiscal year 2022 bonuses be calculated?” above.

Additional Information about the Merger and Where to Find It

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Entegris, Inc. (“Entegris”) and CMC Materials, Inc. (“CMC”). In connection with the proposed transaction, Entegris intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of CMC and that also constitutes a prospectus of Entegris. Each of Entegris and CMC may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or Registration Statement or any other document that Entegris or CMC may file with the SEC.  Any definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of CMC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Entegris and CMC, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Entegris will be available free of charge on Entegris’ website at http://entegris.com or by contacting Entegris’ Investor Relations Department by email at irelations@entegris.com or by phone at +1 978-436-6500. Copies of the documents filed with the SEC by CMC will be available free of charge on CMC’s website at www.cmcmaterials.com/investors or by contacting CMC’s Investor Relations Department by email at investors@cmcmaterials.com by phone at +1 630-499-2600.

Participants in the Solicitation

Entegris, CMC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Entegris is set forth in Entegris’ proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 17, 2021, and Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 5, 2021. Information about the directors and executive officers of CMC is set forth in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on January 19, 2021, and CMC’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021, which was filed with the SEC on November 12, 2021. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus included in the Registration Statement, and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Registration Statement and the proxy statement/prospectus carefully when these become available before making any voting or investment decisions. You may obtain free copies of these documents from Entegris or CMC using the sources indicated above.

Cautionary Note on Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements, including statements relating to anticipated results of operations, business strategies of Entegris, CMC and the combined company, anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on Entegris’ and CMC’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of CMC’s and Entegris’ operations or operating results, are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Entegris’ and CMC’s control, and could cause actual results to differ materially from those indicated in such forward-looking statements. These factors and risks include, but are not limited to, (i) weakening of global and/or regional economic conditions, generally or specifically in the semiconductor industry, which could decrease the demand for Entegris’ and CMC’s products and solutions; (ii) the parties’ ability to meet rapid demand shifts; (iii) the parties’ ability to continue technological innovation and introduce new products to meet customers’ rapidly changing requirements; (iv) Entegris’ and CMC’s ability to protect and enforce intellectual property rights; (v) operational, political and legal risks of Entegris’ and CMC’s international operations; (vi) the increasing complexity of certain manufacturing processes; (vii) raw material shortages, supply and labor constraints and price increases; (viii) changes in government regulations of the countries in which Entegris and CMC operate; (ix) the fluctuation of currency exchange rates; (x) fluctuations in the market price of Entegris’ stock; (xi) the level of, and obligations associated with, Entegris’ and CMC’s indebtedness; (xii) the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; and (xiii) other risk factors and additional information.  In addition, risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Entegris’ businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with CMC’s ability to obtain the approval of the proposed transaction by its stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a regulatory consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the outcome of any legal proceedings related to the merger, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues.  These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction.  While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and proxy statement/prospectus are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For a more detailed discussion of such risks and other factors, see Entegris’ and CMC’s filings with the SEC, including under the heading “Risks Factors” in Item 1A of Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 5, 2021, and CMC’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021, which was filed with the SEC on November 12, 2021 and in other periodic filings, available on the SEC website or www.entegris.com or www.cmcmaterials.com. Entegris and CMC assume no obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.